NXT ENERGY SOLUTIONS INC

(Formerly Energy Exploration Technologies Inc)
As at and for the year ended December 31, 2008

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700-205 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of NXT Energy Solutions Inc. as at December 31, 2008 and 2007 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NXT Energy Solutions Inc. as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
Consolidated Balance Sheets
(Expressed in Canadian dollars except share data)

	December 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$ 146,065	$ 1,988,296
Short term investments	6,748,105	5,652,666
Accounts receivable	20,569	839,537
Prepaid expenses and other	57,159	122,291
	6,971,898	8,602,790

Oil and natural gas properties [note 3]	7,315	35,585
Property and equipment, net of accumulated depreciation and amortization [note 4]	621,396	504,160
	$ 7,600,609	$ 9,142,535

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 359,535	$ 516,232
Other accrued liabilities [note 5]	256,624	328,511
Unearned revenue	-	2,232,470
Convertible debentures [note 9]	-	178,540
Current portion of capital lease obligation	10,684	10,684
Asset retirement obligation [note 6]	20,000	-
	646,843	3,266,437
Long term liabilities:
Capital lease obligation	24,811	32,140
Asset retirement obligation [note 6]	28,997	-
	700,651	3,298,577

Commitments and contingencies [note 14]
Future operations [note 1]
Subsequent event [note 16]

Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000 [note 8]	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,676,796 shares as of December 31, 2008 (2007 - 29,713,381) [note 7]	51,884,121	49,789,695
Contributed capital	3,519,072	3,416,207
Deficit	(52,703,170)	(51,561,879)
Accumulated other comprehensive income	710,935	710,935
	6,899,958	5,843,958
	$ 7,600,609	$ 9,142,535

Signed "George Liszicasz" Director	Signed "Brian Kohlhammer" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars except share data)

	For the year ended December 31,
	2008	2007	2006
Revenue
Survey revenue	$ 2,944,470	$ 5,608,432	$ 1,206,684
Oil and natural gas revenue	10,592	33,260	41,830
	2,955,062	5,641,692	1,248,514

Expense
Survey cost	211,237	814,343	164,095
Oil and natural gas operating expenses	3,959	3,753	5,390
Administrative	3,678,803	4,016,662	2,816,002
Depletion of oil and natural gas properties [note 3]	4,372	87,291	1,153,576
Amortization and depreciation [note 4]	171,613	128,179	95,844
	4,069,984	5,050,228	4,234,907
	(1,114,922)	591,464	(2,986,393)

Other expense
Gain on sale of oil and natural gas properties [note 3]	(20,325)	-	-
Interest income	(234,007)	(109,374)	(4,411)
Interest on convertible debentures [note 9]	-	100,980	1,290,239
Loss (gain) on foreign exchange	(20,242)	249,427	1,882
Other [note 14]	90,000	-	-
Abandonment of oil and natural gas properties [note 6]	210,943	-	-
	26,369	241,033	1,287,710
Net income (loss)	(1,141,291)	350,431	(4,274,103)
Foreign currency transalation gain	-	-	9,907
Net comprehensive income (loss)	$ (1,141,291)	$ 350,431	$ (4,264,196)

Net income (loss) per share unit [note 7]
Basic	$ (0.04)	$ 0.01	$ (0.17)
Diluted	$ (0.04)	$ 0.01	$ (0.17)

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
Consolidated Statements of Cash Flow
(Expressed in Canadian dollars)

	For the year ended December 31,
	2008	2007	2006
Operating activities
Net income (loss)	$ (1,141,291)	$ 350,431	$ (4,274,103)

Amortization and depreciation	171,613	128,179	95,844
Depletion of oil and natural gas properties	4,372	87,291	1,153,576
Non-cash asset retirement obligation	210,943	-	-
Costs settled by issuance of common stock	-	274,977	-
Stock-based compensation expense	653,042	988,664	818,874
Non-cash interest expense convertible debenture	-	24,883	1,290,239
Non-cash interest expense	3,354	2,234	-
Non-cash expense note payable	-	13,371	34,456
Gain on sale of oil and natural gas properties	(20,325)	-
Changes in non-cash working capital
Accounts receivable	818,968	(236,407)	(600,237)
Prepaid expenses	65,132	(57,904)	5,650
Unearned revenue	(2,232,470)	1,949,452	283,019
Trade payables	(156,697)	275,047	(141,352)
Other accrued liabilities	(27,491)	53,866	205,896
Asset retirement obligations paid	(161,946)	-	-
Net cash generated (used) in operating activities	(1,812,796)	3,854,084	(1,128,138)

Financing activities
Repayment of note payable	-	(239,618)	(25,678)
Repayment of capital lease	(10,683)	(6,232)	-
Repayment of registration penalty	(178,540)	(343,824)	-
Issue of common shares, net of issuance costs	-	-	2,354,032
Exercise of options and warrants	1,499,853	2,319,433	102,310
Net cash generated in financing activities	1,310,630	1,729,759	2,430,664

Investing activities
Invested in other property and equipment	(288,849)	(337,829)	(195,185)
Invested in oil and natural gas properties	(3,177)	(5,954)	(39,869)
Proceeds on the sale of oil and gas properties	47,400	35,000	-
Increase in short term investments	(1,095,439)	(4,279,380)	(1,263,064)
Net cash used in investing activities	(1,340,065)	(4,588,163)	(1,498,118)
Effect of foreign exchange translation	-	-	(74,556)
Net cash inflow (outflow)	(1,842,231)	995,680	(270,148)
Cash and cash equivalents, beginning of year	1,988,296	992,616	1,262,764

Cash and cash equivalents, end of year	$ 146,065	$ 1,988,296	$ 992,616

Supplemental cash flow information
Cash interest paid	$ 3,354	$ 15,606	$ 16,647

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flow.

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars except share data)
	For the year ended December 31,
	2008	2007	2006
Common Shares
Balance at the beginning of the year	$ 49,789,695	$ 45,770,651	$ 40,675,882

Issued upon exercise of stock options and warrants	2,050,030	3,497,476	102,310
Issued through conversion of debentures	-	246,591	3,256,821
Issued through private placement; net of issue costs and fair market value
of warrants	-	-	775,732
Shares issued for services	44,396	274,977	959,906
Balance at end of the year	51,884,121	49,789,695	45,770,651

Preferred Shares
Balance at the beginning and end of the year	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of the year	3,416,207	3,605,585	1,175,315
Fair market value of options and warrants	653,042	988,664	798,734
Fair market value of warrants issued pursuant to common share private
placement	-	-	1,631,536
Contributed capital transferred to shares pursuant to exercise of options
and warrants	(550,177)	(1,178,042)	-
Balance at end of the year	3,519,072	3,416,207	3,605,585

Deficit
Balance at the beginning of the year	(51,561,879)	(51,912,310)	(47,638,207)
Net income (loss) for the year	(1,141,291)	350,431	(4,274,103)
Balance at end of the year	(52,703,170)	(51,561,879)	(51,912,310)

Accumulated Other Comprehensive Income
Balance at the beginning of the year	710,935	710,935	701,028
Net other comprehensive income	-	-	9,907
Balance at end of the year	710,935	710,935	710,935

Total Shareholders' Equity	$ 6,899,958	$ 5,843,958	$ 1,663,861

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

NXT ENERGY SOLUTIONS INC (Formerly Energy Exploration Technologies Inc) Notes to the Consolidated Financial Statements As at and for the year ended December 31, 2008 (Expressed in Canadian dollars)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada. In November 2007 at our Annual General Meeting the shareholders voted on and approved changing our name. Effective September 22, 2008 our name changed from Energy Exploration Technologies Inc to NXT Energy Solutions Inc.

We own a proprietary technology called Stress Field Detection (“SFD”). SFD is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from its current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

For the year ended December 31, 2008 the company recognized $2,944,470 in SFD survey revenue, had a net loss of $1,141,291 and used $1,812,796 of cash in operating activities.

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.

The company anticipates generating both net income and cash from operations in future years with this business model; however this outcome cannot be predicted with certainty at this time. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 and as at December 31, 2007, except as disclosed below.

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates. Any difference was recorded as an adjustment to accumulated other comprehensive income. At January 1, 2008, $710,935 was recorded as an adjustment to accumulated other comprehensive income.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements ”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 was adopted effective January 1, 2008. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 was adopted effective January 1, 2008. The company did not elect to provide the provisions of SFAS No. 159 to any of its financial instruments; consequently, the adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. On December 22, 2008 the company's fully owned Canadian subsidiaries, NXT Energy Canada Inc. and NXT Aero Canada Inc., were dissolved and all assets and liabilities were wound up into the company. As of December 31, 2008 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

Estimates and Assumptions

The preparation of these consolidated financial statements require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets and valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securities with original maturity less than 90 days at the date of acquisition.

Short Term Investments

Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at the lower of original cost and market value.

Revenue Recognition

We recognize revenue on SFD survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of property and equipment.

Revenue associated with sales of oil and natural gas is recorded when title passes to the customer and collection of the resulting receivable is deemed reasonably assured.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, short term investments, accounts receivable, trade payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short term to maturity. We are not exposed to significant interest or credit risks arising from these financial instruments. We are exposed to foreign exchange risk as a result of holding of U.S. denominated cash. We have mitigated this risk by reducing the amount of funds we hold in U.S. dollars to $13,121 as at December 31, 2008 ($1,273,347 as at Dec 31, 2007).

Oil and Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves. All our oil and natural gas capital assets are located in Canada.

Under the full cost method of accounting, capitalized costs are accumulated in the Canadian cost centers. These costs are then depleted using the unit of production method based on estimated proved oil and gas reserves as determined by independent engineers.

In applying the full cost method of accounting, capital costs in each cost center, less accumulated depletion and depreciation and related deferred income taxes, are restricted from exceeding an amount equal to the sum of the present value of their related estimated future net revenues discounted at 10% less estimated future expenditures, and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of related tax effects. Should this comparison indicate an excess carrying value, a write-down would be recorded.

The carrying amounts of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a periodic basis to ascertain whether any impairment in value has occurred. Impairment is recorded if this assessment indicates the fair market value of unproven lands is less than carrying amounts.

All recoveries of costs through the sale or other disposition of oil and gas properties and equipment are accounted for as adjustments to capitalized costs, with no gain or loss recorded, unless the sale or disposition involves a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved property, in which case the gain or loss is recorded.

Any oil and natural gas exploration, drilling, development and production activity we conduct is through joint operations with partners and our consolidated financial statements reflect only our proportionate interest.

Property and Equipment

We carry our other property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

  Computer and SFD system equipment 30%
  Computer and SFD system software 100%
  Furniture, fixtures and other equipment 20%
  Flight equipment 10%
  Leasehold improvements over the remaining term of lease

Management periodically reviews the carrying value of our property and equipment to ensure that any permanent impairment in value is recognized and reflected in our results of operations.

Research and Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD survey system and related components. Any intellectual property acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.

Foreign Currency Translation

The Canadian dollar is the company's functional currency in 2007 and 2008. Prior to 2007 only the Canadian subsidiaries used the Canadian dollar as their functional currency whereas all other NXT companies used the United States dollar as their functional currency. We use the following methodology to translate U.S. dollar transactions, assets, liabilities and shareholders equity into Canadian dollars:

  all asset and liability accounts are translated into Canadian dollars at the rate of exchange in effect as of the end of the applicable fiscal period;
  all shareholders' equity accounts are translated into Canadian dollars using historical exchange rates; and
  revenue and expense accounts are translated into Canadian dollars at the average rate of exchange for the applicable fiscal period.

Foreign currency translation adjustments resulting from these translations are included in other comprehensive income (loss). For the three years ended December 31, 2008 foreign currency translation adjustments are the only component of other comprehensive income (loss).

Income Taxes

We follow the asset and liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

On January 1, 2007 the company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” . The adoption of Interpretation No. 48 did not have a material impact on the financial statements.

Share-Based Payments

The company follows the fair value method of accounting for stock options. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideraton received by the company and the amount previously recorded in contributed surplus, is recorded as an increase to the share capital of the company.

Stock-based compensation for non-employees is periodically re-measured until the non-employees' performance is complete, or the amortization period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Convertible Debt

We review the terms of convertible debt and equity instruments we issue to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

Recent Accounting Pronouncements

SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations" . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

SFAS No. 161, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" , requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. We are currently evaluating the impact that SFAS No. 161 may have on our financial statement disclosures.

In May 2008, FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles ” which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with U.S. GAAP. The adoption of this standard is not expected to impact the financial position, results of operation or cash flow of the company.

3. Oil and Natural Gas Properties

	As at December 31,
	2008	2007
Proved property costs	$ -	$ 28,270
Unproved property costs	7,315	7,315
Balance at the end of year	$ 7,315	$ 130,360

Effective April 1, 2008, the company sold its 22.5% working interest in a well at Entice, Alberta, for a net proceeds of $47,400. As at December 31, 2008 the company's interests in oil and gas properties consists only of undeveloped land and royalty interests.

4. Property and Equipment
	As at December 31,
	2008	2007
Survey equipment	$ 454,595	$ 411,694
Furniture and other equipment	520,364	365,010
Computers and software	936,641	904,715
Vehicles	22,631	22,631
Leasehold improvements	69,986	13,513
Other property and equipment	2,004,217	1,717,563
Less accumulated depreciation, amortization and impairment	(1,382,821)	(1,213,403)
Net other property and equipment	$ 621,396	$ 504,160

Included in other property and equipment are assets acquired under capital lease arrangements with future minimum lease payments of $8,874 over each of the next four years. Amortization of these assets is included in amortization and depreciation on the statement of income. At December 31, 2008 the capitalized cost of the leased assets is $46,822 and related accumulated amortization is $22,381.

5. Other Accrued Liabilities
	As at December 31,
	2008	2007
Legal and accounting	$ 198,570	$ 186,311
Commission on sales	-	64,568
Consultant fees	37,500	2,250
Other	20,554	75,382
	$ 256,624	$ 328,511

The accrued commission on sales for 2007 was satisfied through the issuance of common shares in 2008.

6. Asset Retirement Obligation

In 2008 the company paid $161,946 in abandonment and reclamation expenses plus accrued an additional $20,000 in respect to one well drilled in 2000 and abandoned in 2008 for which no asset retirement obligation had been recorded.

The remaining asset retirement obligations relate to wells where the company has outstanding abandonment and reclamation obligations in accordance with government regulations. Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined that 8 gross (1.1 net) wells drilled in the years 2000 through 2004 still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At December 31, 2008, the asset retirement obligation is estimated to be $28,997 (December 31, 2007 – nil), based on a total future liability of $42,454. These obligations are estimated to be settled in five years. This amount has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0% .

The following table reconciles the asset retirement obligations:		As at December 31, 2008
Asset retirement obligation, beginning of year		$ -
Additions in the year		208,307
Accretion		2,636
Costs incurred		(161,946)
Asset retirement obligation, end of year		$ 48,997

7. Common Shares

The following table provides a continuity of common shares and value since December 31, 2006.
	Common Shares
	Shares	Amount
As at December 31, 2006	27,177,908	$ 45,987,597
Transactions during the year ended December 31, 2007
Issued through the conversion of convertible debentures and accrued interest	192,401	210,618
Issued on exercise of options	263,000	369,068
Issued in exchange for services provided	90,807	269,416
Issued on exercise of warrants	1,989,265	2,952,996
As at December 31, 2007	29,713,381	$ 49,789,695
Transactions during the year ended December 31, 2008
Issued to discharge accrued liabilities outstanding as at December 31, 2007	9,205	44,396
Issued on exercise of options	276,667	182,099
Issued on exercise of warrants	677,543	1,867,931
As at December 31, 2008	30,676,796	$ 51,884,121

170,000 shares were issued to officers and directors on the exercise of options and warrants in 2008 (82,844 - 2007).

The company has an unlimited number of shares authorized.

Reconciliation of Earnings per Share Calculations

For the year ended December 31, 2008
		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$ (1,141,291)	30,369,586	$ (0.04)

For the year ended December 31, 2007
		Weighted Average
	Net Income	Shares Outstanding	Per Unit
Basic	$ 350,431	27,838,893	$ 0.01
Options assumed exercised		2,048,371
Warrants assumed exercised		2,776,560
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(2,786,045)
Diluted	$ 350,431	31,877,779	$ 0.01

For the year ended December 31, 2006
		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$ (4,264,196)	25,038,200	$ (0.17)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2008 and 2006 as they were antidilutive.

8. Preferred Shares

The company committed to the issue of 10,000,000 series 1 preferred shares to its chief executive officer, president and director on December 31, 2005 pursuant to a 10 year license agreement for the SFD technology. This 2005 license agreement was superseded on December 31, 2006 by the execution of the Technical Transfer Agreement (“2006 TTA”) wherein the company issued the 10,000,000 series 1 preferred shares and purchased outright the SFD Technology. The company is authorized to issue an unlimited number of preferred shares and has authorized the issuance of 10,000,000 series 1 preferred shares.

The 10,000,000 series 1 preferred shares have the following attributes:

  Series 1 preferred shares are conditionally convertible into common shares.
  2,000,000 of the series 1 preferred shares became convertible into common shares upon issue.
  The remaining 8,000,000 series 1 preferred shares may become convertible into common shares in four 2,000,000 share increments should the company achieve specified cumulative revenue thresholds prior to December 31, 2015. These cumulative revenue thresholds are at U.S. $50 million, U.S. $100 million, U.S. $250 million and U.S. $500 million.
  Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in United States dollars, and calculated in accordance with generally accepted accounting principles.
  In the event that the final cumulative revenue threshold of U.S. $500 million is not achieved prior to December 31, 2015, the company has the option to either redeem any unconvertible preferred shares for a price of $0.01 per share and forfeit the SFD
  Technology, or retain the ownership of the SFD Technology by making all remain series 1 preferred shares convertible intocommon shares.
  Series 1 preferred shares shall not be transferable except with the consent of the board of directors.
  Series 1 preferred shares do not participate in dividends.

The preferred shares as reflected in these financial statements were evaluated at fair market value at December 31, 2005. This value did not change following the execution of the 2006 TTA. The preferred shares issued were valued at December 31, 2005 using an option-pricing model and this value was expensed in the year ended December 31, 2005.

9. Convertible Debentures

During 2005 we closed United States dollar denominated private placement bridge-financing contracts. Pursuant to these contracts the company issued financial instruments that converted automatically into U.S. $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of U.S. $1,649,764 (net of commission paid of U.S. $24,928) and the conversion of note payable and accrued interest of U.S. $280,650 for aggregate net proceeds of U.S. $1,930,414. The debentures were all converted into common shares in 2006 and 2007.

Each debenture had a stated term that defined a termination of the debentures beginning on March 7, 2007 through to June 7, 2007. The debentures earned interest at ten percent per annum. Additionally, debenture holders were entitled to a two percent registration penalty as the underlying shares to the debenture were not made available for resale within 90 days of the original closing date of the debenture financing.

The debentures were assessed under SFAS 133 as containing an embedded derivative liability. Accordingly the company bifurcated the embedded conversion option and accounted for it as a derivative instrument liability because the conversion price of the debt was potentially adjusted if we issued common stock at a lower price than the stated conversion rate. This derivative instrument liability was initially recorded at its fair value and is then adjusted to fair value at the end of each subsequent period, with changes in the fair value charged or credited to income in the period of change. This embedded conversion option was revalued using the binomial option pricing model. The warrants issued along with the convertible debenture were classified as equity in accordance with EITF 00-19 and were valued using a Black Scholes model.

The proceeds received on issuance of the convertible debt during 2005 were first allocated to the fair value of the bifurcated embedded derivative instruments included in the convertible notes and the warrants, with the remaining proceeds allocated to the convertible debentures, resulting in the debentures being recorded at a significant discount from their face amounts as shown in the table below. This discount was then accreted, together with the stated interest on the debenture, using the effective interest method over the term of the debenture.

U.S. Dollar
Proceeds received on issuance of the convertible debentures	$ 1,913,260
Minus:
Fair value of the conversion options (derivatives)	503,564
Fair value of warrants	963,730
Discount applied to convertible debentures	1,467,294
Convertible debentures discounted carrying value at date of issue	$ 445,966

The fair value of the conversion options was an embedded derivative instrument that required fair market valuation at inception and at the end of each reporting period. This option was valued using an option-pricing model that assumed that the maximum price was the forced conversion feature price inherent in the convertible debenture. The value at inception was $503,564, at December 31, 2005 the value was $1,421,384, $68,994 at December 31, 2006, nil at December 31, 2007 and nil at December 31, 2008. Change in the value of the conversion feature was expensed in the period when it occurred.

Immediately prior to the conversion of a convertible debenture to common shares we amortized the remaining debt discount for that debenture and revalued its conversion feature to fair market value. The resulting change in carrying value of the debenture and conversion feature was recorded as a charge or credit to income. Common shares issued through the conversion of a debenture were valued as the sum of the fair market value at the date of conversion of the fully accreted value of the debenture and value of the conversion feature.

In accordance with this accounting procedure, the value of the convertible debenture and the conversion feature as at December 31, 2008 and 2007 are as follows:

	For the year ended December 31,
	2008	2007
Debenture carrying value, registration penalty and accrued interest at beginning of year	$ 178,540	$ 663,294
Expense including interest, registration penalty and foreign exchange adjustment	-	24,883
Converted to common shares	-	(165,813)
Registration penalty paid	(178,540)	(343,824)
Debenture carrying value, registration penalty and accrued interest at end of year	$ -	$ 178,540

Conversion feature carrying value at beginning of year	$ -	$ 80,406
Converted to common shares	-	(80,406)
Fair value of the conversion feature at end of year	$ -	$ -

During 2007 penalties of $343,824 were paid out and the payment of the remaining $178,540 in penalties was made in the first quarter of 2008.

10. Employee, Directors and Contractor Options

Summarized below are all outstanding options under the Plans as of December 31, 2008:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices in U.S. dollars	Outstanding options	outstanding options	Options exercisable	exercisable options
$0.50 - $0.99	341,741	$ 0.73	335,074	$ 0.71
$1.00 - $1.99	1,451,463	$ 1.51	627,296	$ 1.39
$2.00 - $3.99	177,000	$ 2.35	114,000	$ 2.12
Over $4.00	300,000	$ 4.90	100,000	$ 4.90
Total sum of outstanding	2,270,204	$ 1.90	1,176,370	$ 1.56

Summarized below are all outstanding options under the Plans as of December 31, 2007:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices in U.S. dollars	Outstanding options	outstanding options	Options exercisable	exercisable options
under $0.50	226,667	$0.35	226,667	$0.35
$0.50 - $0.99	381,741	$0.72	298,408	$0.69
$1.00 - $1.99	1,162,963	$1.40	254,463	$1.40
$2.00 - $3.99	277,000	$2.16	235,000	$2.18
Over $4.00	300,000	$4.90	-	$0.00
Total sum of outstanding	2,348,371	$1.72	1,014,538	$1.14

Average contractual life for all outstanding options under the Plans as of December 31, 2008 and 2007:

	Weighted average remaining contractual life
	(years)
Range of exercise prices in U.S. dollars	December 31, 2008	December 31, 2007
under $0.50	-	0.8
$0.50 - $0.99	1.9	2.3
$1.00 - $1.99	2.8	3.6
$2.00 - $3.99	1.6	1.8
Over $4.00	4.0	5.0
Total sum of outstanding	2.7	3.1

Continuity of options for the years ended December 31, 2008 and 2007:

	For the year ended December 31, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
Exercise prices in U.S. dollars	# of options	exercise price	# of options	exercise price
Outstanding as at beginning of year	2,348,371	$ 1.72	1,588,205	$ 1.15
Granted	403,500	$ 2.05	1,220,500	$ 2.32
Expired or forfeited	(205,000)	$ 2.13	(197,334)	$ 1.57
Exercised	(276,667)	$ 0.44	(263,000)	$ 1.14
Options outstanding as at end of year	2,270,204	$ 1.90	2,348,371	$ 1.72
Exercisable as at end of year	1,176,370	$ 1.56	1,014,538	$ 1.14

In 2008 and 2007 the company's officers and directors had the following options granted, forfeited or exercised:

	For the year ended December 31, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
Average exercise prices in U.S. dollars	# of options	exercise price	# of options	exercise price
Granted	-	$ -	885,000	$ 2.62
Expired or forfeited	-	$ -	(60,000)	$ 1.18
Exercised	(110,000)	$ 0.35	(70,000)	$ 0.37

The 2006 Stock Option Plan was approved on September 30, 2006 by company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the company can be issued to directors, officers and employees of the company and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any 12 month period without permission of the stock exchange or exchanges on which the common shares of the company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the company are listed. All options issued under Plans are issued from treasury.

Unvested options outstanding as of December 31, 2008 and 2007 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

We received $1,499,853, $2,319,433 and $102,310 cash from the exercise of stock options and warrants during the year ended December 31, 2008, 2007 and 2006 respectively.

Compensation Expense Associated with Grant of Options

In the year ended December 31, 2008 the company recorded stock-based compensation expense of $653,042 (2007 - $505,914 and 2006 - 456,236).

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

		For the year ended December 31,
	2008	2007	2006
Expected dividends paid per common share	Nil	Nil	Nil
Expected life (years)	3	3	3
Expected volatility in the price of common shares (%)	88%	65%	127%
Risk free interest rate (%)	4%	4%	4%
Weighted average grant date fair market value per share in U.S dollars	$ 1.19	$ 1.96	$ 0.64
Intrinsic value of options exercised in U.S. dollars	$ 2.18	$ 2.87	$ 0.67

As of December 31, 2008 and 2007 there were $985,473 and $1,232,097 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

11. Warrants

Continuity of warrants for the years end December 31, 2008 and 2007:

	As at December 31, 2008		As at December 31, 2007
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	2,776,560	$ 1.96 U.S.	4,615,825	$ 1.54 U.S.
Issued for services	-	-	150,000	$ 2.20 Cdn
Exercised	(702,543)	$ 2.00 U.S.	(1,989,265)	$ 1.00 U.S.
Expired	(1,924,017)	-	-	-
Outstanding as at end of the year	150,000	$ 2.20 Cdn	2,776,560	$ 1.96 U.S.

On June 30, 2007 NXT entered into agreements with a member dealer of the TSX Venture Exchange ("TSX-V") to act as sponsoring dealer for NXT's listing application to the TSX-V. Pursuant to the agreement, NXT issued 150,000 common share warrants to the dealer upon becoming listed on the TSX-V on December 3, 2007. The fair market value of these warrants was estimated at $482,750. The warrants have an exercise price of $2.20 and expire on December 3, 2009 unless NXT's common shares close at or above $6.00 per share on the TSX-V for 20 consecutive days at which point the exercise period will expire 30 days following this condition being met.

The company has historically issued warrants in U.S. and Canadian dollars. At December 31, 2008, all warrants outstanding are exercisable in Canadian dollars.

Outstanding warrants as of December 31, 2008 and 2007:

	As at December 31, 2008		As at December 31, 2007
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices	warrants	life (years)	Outstanding warrants	(years)
$1.60 U.S.	-	0.0	350,000	0.3
$2.00 U.S.	-	0.0	2,276,560	0.3
$2.20 Cdn	150,000	1.0	150,000	2.0
Total sum of outstanding	150,000	1.0	2,776,560	0.4

The grant date fair value of warrants issued was calculated using the Black Scholes option valuation model utilizing the following weighted average assumptions:

For the year ended
December 31, 2007
Expected dividends paid per common share	Nil
Expected life (years)	2
Weighted average volatility	81%
Risk free interest rate (%)	4%

In 2008 and 2007 the company's officers and directors had the following warrants exercised in U.S. dollars:

	For the year ended December 31, 2008		For the year ended December 31, 2007
	# of warrants	exercise price	# of warrants	exercise price
Exercised	-	$ -	32,844	$ 1.00

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statutory Canadian federal and provincial income tax rate to income or loss before taxes.

	For the year ended December 31,
	2008	2007
Canadian statutory income tax rate	29.5%	32.1%
Income tax expense (recovery) at statutory rate	$ (336,681)	$ 120,125
Impact of non deductible expenses on income tax
Stocked-based compensation	192,648	369,200
Forfeited in year	108,133	179,611
Exchange adjustment	(449,071)	275,975
Rate reduction	(85,122)	588,652
Other	(3,203)	(99,276)
Valuation allowance	573,296	(1,434,287)
	$ -	$ -

	As at December 31,
	2008	2007
Deferred income tax assets
Net operating loss carry forward USA (expiration dates: 2009-2028)	$ 2,412,739	1,963,668
Net operating loss carry forward Canada (expiration dates: 2009-2029)	2,749,895	2,709,856
Property and equipment	2,311,416	2,227,230
Valuation reserve	(7,474,050)	(6,900,754)
	$ -	$ -

We have not provided for any amount of current or deferred U.S. or Canadian federal, state or provincial income taxes for the years ended December 31, 2008, 2007 and 2006. We have provided a full valuation allowance on the deferred tax asset and liability, consisting primarily of net operating loss carry forwards and timing differences on property and equipment, because of uncertainty regarding their realization. The increase in the valuation allowance on the deferred tax asset during the year ended December 31, 2008 was $573,296 compared with a decrease $1,434,287 for the year ended December 31, 2007. The 2007 decrease is largely due to the reduction in Canadian income tax rates, exchange fluctuations affecting U.S. net operating loss and to the application of FIT assets to reduce current taxes to zero. All income and losses for tax purposes generated during the three years are substantially in Canada.

Prior to 2008, the company and its subsidiaries had incurred losses since their incorporation and have not been assessed by tax authorities. Accordingly, all taxation years remain subject to review by tax authorities.

13. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2008, 2007, and 2006:

	For the year ended December 31,
	2008	2007	2006
Collective wages, fees, bonuses and benefits paid to executive officers
of NXT, who were also directors of NXT	$ 231,244	$ 220,121	$ 183,755
Interest expense recognized or paid to related parties and officers	$ -	$ 13,371	$ 16,647

110,000 shares were issued to officers and directors pursuant to the exercise of options at a strike price of U.S. $0.14 - $0.43 in the year ended December 31, 2008.

In the year ended December 31, 2008, 5,000 shares were issued to the spouse of an officer of the company pursuant to the exercise of warrants at a strike price of U.S. $2.00.

A Director of NXT is also an officer for one of our SFD survey clients. We recorded revenue from this client for the years ended December 31, 2008, 2007 and 2006 of $1,200,000, nil and $600,000, respectively. At December 31, 2006 there was a $300,000 account receivable due from this client that was received in 2007.

In 2006, 582,787 common shares were issued to discharge U.S. $729,341 of accrued liabilities as at December 31, 2005. These obligations were related to services provided by consultants for corporate strategy and planning services provided in 2005. Of these shares, 65,534 were issued to an individual who is currently an officer of the company and 400,000 were issued to an individual who is currently a director of the company. In both cases the services were provided prior to these individuals accepting their positions with the company.

The company's board of directors authorized 403,500 options to be issued to directors, officers, employees and contractors of the company. The options were issued with an exercise price ranging from U.S. $1.90 to U.S. $2.80 based on the closing trading price of the company's common shares on the OTCBB for the date of issue. Of these 294,000 were issued to consultants for services and 109,500 were issued to employees.

The company recorded a liability of $38,310 to an outgoing director for services rendered in a prior year.

14. Commitments and Contingencies

In 2002 we were served a Statement of Claim whereby the plaintiff alleged that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleged that NXT unlawfully obstructed him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past president and director of NXT. On August 15, 2008 a settlement was reached on this Statement of Claim wherein we paid $90,000 and the plaintiff provided us with a complete release to any claim against NXT, its directors or officers, or any claim of an interest in the SFD technology.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

In May 2008 we entered into a revised lease agreement for expanded office space in our current location. The original lease was for a six year term beginning November 1, 2006 and ending October 31, 2012. The amended lease is effective June 1, 2008 and ends October 31, 2012. The minimum sublease payments will be $29,483 per month beginning June 1, 2008 and $30,729 per month for the final three years of the lease.

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation. All comparative periods have been converted from the company's prior reporting currency, the U.S. dollar, to the current reporting and functional currency the Canadian dollar.

16. Subsequent Event

On April 13, 2009 the company executed a letter of intent from a Colombian subsidiary of a Canadian oil and gas company to conduct a U.S. $2,300,000 SFD survey in Colombia. The final award of this SFD survey contract is subject to the execution of the definitive agreement and approval by NXT's Board of Directors. The letter of intent contemplates a survey that shall commence in the second quarter of 2009.